# JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13D and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Kennedy-Wilson Holdings, Inc.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of November 4, 2025.

By:     /s/ William J. McMorrow
Name:  William J. McMorrow

William J. McMorrow Revocable Trust

By:     /s/ William J. McMorrow
Name:  William J. McMorrow
Title:   Trustee